Exhibit 11.1

THE MIDDLETON DOLL COMPANY AND SUBSIDIARIES
COMPUTATION OF NET LOSS PER COMMON SHARE

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2006	2005	2006	2005
Net loss applicable to
common shareholders	$(922,606)	$(237,952)	$(2,384,847)	$(1,758,188)

Determination of shares:
Weighted average common shares
outstanding (basic)	3,727,589	3,727,589	3,727,589	3,727,589
Assumed conversion of stock options	--	--	--	--

Weighted average common shares
outstanding (diluted)	3,727,589	3,727,589	3,727,589	3,727,589

Basic loss per share	$(0.25)	$(0.06)	$(0.64)	$(0.47)

Diluted loss per share	$(0.25)	$(0.06)	$(0.64)	$(0.47)